

東方有色集團有限公司
ONFEM HOLDINGS LIMITED



03022791

29th May, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 28th May, 2003.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

The Standard 29 May 2003 Thursday Notices C-36



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board has received two letters dated 26 May, 2003 and 27 May, 2003 respectively and both issued by BNP stating that Minmetals was negotiating with the liquidators of CNMG in relation to their proposed acquisition of the controlling interests in the Company.

It was also stated by BNP in its letters to the Company that, among other things, Minmetals would, upon completion of the sale and purchase agreement in respect of the aforesaid acquisition and in compliance with Rule 26.1 of the Hong Kong Code on Takeovers and Mergers, make an unconditional general offer for all the issued shares of the Company not already owned or agreed to be acquired by Minmetals or parties acting in concert with it.

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company as the Acquisition and the General Offer (both as hereinafter defined) may or may not proceed.

At the request of the Company, trading in its shares on the Exchange has been suspended with effect from 2:30 p.m. on 26 May, 2003. Application has been made by the Company for the resumption of trading of its shares on the Exchange with effect from 9:30 a.m. on 29 May, 2003.

The Board has received two letters dated 26 May, 2003 and 27 May, 2003 respectively and both issued by BNP stating that it was the financial adviser of Minmetals and that Minmetals was negotiating with the liquidators of CNMG in relation to their proposed acquisition of the controlling interests in the Company ("**Acquisition**") without mentioning any detail regarding the percentage to be acquired. As at the date of this announcement, the total equity interest held by CNMG in the Company was 53.87 per cent.

It was also stated by BNP in its letters to the Company that (i) the negotiation in relation to the Acquisition has reached an advance stage but was still in progress and was subject to the finalisation of the detailed terms of the sale and purchase agreement relating to the Acquisition, (ii) the signing of such sale and purchase agreement was subject to, among other things, the approval of the committee of inspection of the creditors of CNMG, (iii) it was intended that completion of the sale and purchase agreement would take place immediately after signing and (iv) Minmetals would, upon completion of such sale and purchase agreement and in compliance with Rule 26.1 of the Hong Kong Code on Takeovers and Mergers, make an unconditional general offer for all the issued shares of the Company not already owned or agreed to be acquired by Minmetals or parties acting in concert with Minmetals ("**General Offer**"). Further announcement will be made when the Company is informed of the full details of the Acquisition.

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company as the Acquisition and the General Offer may or may not proceed.

At the request of the Company, trading in its shares on the Exchange has been suspended with effect from 2:30 p.m. on 26 May, 2003. Application has been made by the Company for the resumption of trading of its shares on the Exchange with effect from 9:30 a.m. on 29 May, 2003.

DEFINITIONS

"BNP"	BNP Paribas Peregrine Capital Limited
"Board"	the board of directors including independent non-executive directors of the Company
"CNMG"	China Nonferrous Metals Group (Hong Kong) Limited (in liquidation)
"Company"	ONFEM Holdings Limited of which the shares are listed on the Exchange
"Exchange"	The Stock Exchange of Hong Kong Limited
"Minmetals"	China Minmetals HK (Holdings) Ltd., a company incorporated in Hong Kong and a wholly-owned subsidiary of China National Metals and Minerals Import and Export Corporation (being a state-owned enterprise established in the People's Republic of China) and also an independent third party to the Company not connected with a director or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them save and except that Mr. Wang Xingdong, the managing director of the Company, is also a director of Minmentals

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 28 May, 2003



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board has received two letters dated 26 May, 2003 and 27 May, 2003 respectively and both issued by BNP stating that Minmetals was negotiating with the liquidators of CNMG in relation to their proposed acquisition of the controlling interests in the Company.

It was also stated by BNP in its letters to the Company that, among other things, Minmetals would, upon completion of the sale and purchase agreement in respect of the aforesaid acquisition and in compliance with Rule 26.1 of the Hong Kong Code on Takeovers and Mergers, make an unconditional general offer for all the issued shares of the Company not already owned or agreed to be acquired by Minmetals or parties acting in concert with it.

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company as the Acquisition and the General Offer (both as hereinafter defined) may or may not proceed.

At the request of the Company, trading in its shares on the Exchange has been suspended with effect from 2:30 p.m. on 26 May, 2003. Application has been made by the Company for the resumption of trading of its shares on the Exchange with effect from 9:30 a.m. on 29 May, 2003.

The Board has received two letters dated 26 May, 2003 and 27 May, 2003 respectively and both issued by BNP stating that it was the financial adviser of Minmetals and that Minmetals was negotiating with the liquidators of CNMG in relation to their proposed acquisition of the controlling interests in the Company ("**Acquisition**") without mentioning any detail regarding the percentage to be acquired. As at the date of this announcement, the total equity interest held by CNMG in the Company was 53.87 per cent.

It was also stated by BNP in its letters to the Company that (i) the negotiation in relation to the Acquisition has reached an advance stage but was still in progress and was subject to the finalisation of the detailed terms of the sale and purchase agreement relating to the Acquisition, (ii) the signing of such sale and purchase agreement was subject to, among other things, the approval of the committee of inspection of the creditors of CNMG, (iii) it was intended that completion of the sale and purchase agreement would take place immediately after signing and (iv) Minmetals would, upon completion of such sale and purchase agreement and in compliance with Rule 26.1 of the Hong Kong Code on Takeovers and Mergers, make an unconditional general offer for all the issued shares of the Company not already owned or agreed to be acquired by Minmetals or parties acting in concert with Minmetals ("**General Offer**"). Further announcement will be made when the Company is informed of the full details of the Acquisition.

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company as the Acquisition and the General Offer may or may not proceed.

At the request of the Company, trading in its shares on the Exchange has been suspended with effect from 2:30 p.m. on 26 May, 2003. Application has been made by the Company for the resumption of trading of its shares on the Exchange with effect from 9:30 a.m. on 29 May, 2003.

DEFINITIONS

"BNP"	BNP Paribas Peregrine Capital Limited
"Board"	the board of directors including independent non-executive directors of the Company
"CNMG"	China Nonferrous Metals Group (Hong Kong) Limited (in liquidation)
"Company"	ONFEM Holdings Limited of which the shares are listed on the Exchange
"Exchange"	The Stock Exchange of Hong Kong Limited
"Minmetals"	China Minmetals HK (Holdings) Ltd., a company incorporated in Hong Kong and a wholly-owned subsidiary of China National Metals and Minerals Import and Export Corporation (being a state-owned enterprise established in the People's Republic of China) and also an independent third party to the Company not connected with a director or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them save and except that Mr. Wang Xingdong, the managing director of the Company, is also a director of Minmentals

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 28 May, 2003

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

董事會收到均由BNP發出日期分別為二零零三年五月二十六日及二零零三年五月二十七日之信函，提述中國五礦現正與中國有色(香港)之清盤人洽談有關計劃收購本公司之控制性權益。

BNP亦於其發給本公司之信函中提述，(其中包括)中國五礦將會於有關前述收購之買賣協議完成時根據香港公司收購及合併守則第26.1條提出無條件全面收購所有尚未由中國五礦或其一致行動之人士擁有或同意向其出售之本公司已發行股份。

鑒於收購及全面收購(兩者之釋義見下文)可能會或不會進行，本公司各股東及投資者於買賣本公司股份時務請審慎行事。

應本公司之要求，於聯交所進行之本公司股份買賣由二零零三年五月二十六日下午二時三十分起暫停。本公司已向聯交所作出申請，於二零零三年五月二十九日上午九時三十分起恢復本公司股份之買賣。

董事會收到均由BNP發出日期分別為二零零三年五月二十六日及二零零三年五月二十七日之信函，提述其為中國五礦之財務顧問，及中國五礦現正與中國有色(香港)之清盤人洽談有關計劃收購本公司之控制性權益(「該收購」)，惟並沒有列明將會收購之百分比。截至本公佈之日期，中國有色(香港)持有本公司權益合共53.87%。

BNP亦於其發給本公司之信函中提述(i)有關該收購之洽談已進入有相當進展之階段，惟仍在進行中，並有待有關該收購之買賣協議詳細條款之落實，(ii)該收購之買賣協議之簽訂(其中包括)需獲得中國有色(香港)債權人監察委員會之批准，(iii)有意於有關該收購之買賣協議簽署後即時完成有關該收購之買賣協議及(iv)中國五礦將會於該收購之買賣協議完成時根據香港公司收購及合併守則第26.1條提出無條件全面收購所有尚未由中國五礦或其一致行動之人士擁有或同意向其出售之本公司已發行股份(「**全面收購**」)。本公司將會於獲悉該收購之詳情時再作公佈。

鑒於收購及全面收購可能會或不會進行，本公司各股東及投資者於買賣本公司股份時務請審慎行事。

應本公司之要求，於聯交所進行之本公司股份買賣由二零零三年五月二十六日下午二時三十分起暫停。本公司已向聯交所作出申請，於二零零三年五月二十九日上午九時三十分起恢復本公司股份之買賣。

釋義

「BNP」	指	BNP Paribas Peregrine Capital Limited
「董事會」	指	本公司董事會包括獨立非執行董事
「中國有色(香港)」	指	中國有色金屬(香港)集團有限公司(清盤中)
「本公司」	指	東方有色集團有限公司，其股份於聯交所上市
「聯交所」	指	香港聯合交易所有限公司
「中國五礦」	指	中國五礦香港控股有限公司，其為一間於香港註冊成立之公司、中國五金礦產進出口總公司之全資附屬公司(其為於中華人民共和國成立之國有企業)，除本公司之董事總經理王幸東先生為中國五礦之董事外，其亦為本公司之獨立第三者，與本公司或其任何附屬公司之董事或主要股東或其任何聯繫人概無關連

承董事會命
董事總經理
王幸東

香港，二零零三年五月二十八日

本公司之董事個別地及共同地對本公佈所載之資料之準確性承擔全部責任，並確認經過一切合理查詢及根據其所知，於本公佈所發表之意見乃經過詳細及審慎考慮而達成，及並無遺漏其他事實導致本公



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

董事會收到均由BNP發出日期分別為二零零三年五月二十六日及二零零三年五月二十七日之信函，提述中國五礦現正與中國有色(香港)之清盤人洽談有關計劃收購本公司之控制性權益。

BNP亦於其發給本公司之信函中提述，(其中包括)中國五礦將會於有關前述收購之買賣協議完成時根據香港公司收購及合併守則第26.1條提出無條件全面收購所有尚未由中國五礦或其一致行動之人士擁有或同意向其出售之本公司已發行股份。

鑒於收購及全面收購(兩者之釋義見下文)可能會或不會進行，本公司各股東及投資者於買賣本公司股份時務請審慎行事。

應本公司之要求，於聯交所進行之本公司股份買賣由二零零三年五月二十六日下午二時三十分起暫停。本公司已向聯交所作出申請，於二零零三年五月二十九日上午九時三十分起恢復本公司股份之買賣。

董事會收到均由BNP發出日期分別為二零零三年五月二十六日及二零零三年五月二十七日之信函，提述其為中國五礦之財務顧問，及中國五礦現正與中國有色(香港)之清盤人洽談有關計劃收購本公司之控制性權益(「該收購」)，惟並沒有列明將會收購之百分比。截至本公佈之日期，中國有色(香港)持有本公司權益合共53.87%。

BNP亦於其發給本公司之信函中提述(i)有關該收購之洽談已進入有相當進展之階段，惟仍在進行中，並有待有關該收購之買賣協議詳細條款之落實，(ii)該收購之買賣協議之簽訂(其中包括)需獲得中國有色(香港)債權人監察委員會之批准，(iii)有意於有關該收購之買賣協議簽署後即時完成有關該收購之買賣協議及(iv)中國五礦將會於該收購之買賣協議完成時根據香港公司收購及合併守則第26.1條提出無條件全面收購所有尚未由中國五礦或其一致行動之人士擁有或同意向其出售之本公司已發行股份(「**全面收購**」)。本公司將會於獲悉該收購之詳情時再作公佈。

鑒於收購及全面收購可能會或不會進行，本公司各股東及投資者於買賣本公司股份時務請審慎行事。

應本公司之要求，於聯交所進行之本公司股份買賣由二零零三年五月二十六日下午二時三十分起暫停。本公司已向聯交所作出申請，於二零零三年五月二十九日上午九時三十分起恢復本公司股份之買賣。

釋義

「BNP」	指	BNP Paribas Peregrine Capital Limited
「董事會」	指	本公司董事會包括獨立非執行董事
「中國有色(香港)」	指	中國有色金屬(香港)集團有限公司(清盤中)
「本公司」	指	東方有色集團有限公司，其股份於聯交所上市
「聯交所」	指	香港聯合交易所有限公司
「中國五礦」	指	中國五礦香港控股有限公司，其為一間於香港註冊成立之公司、中國五金礦產進出口總公司之全資附屬公司(其為於中華人民共和國成立之國有企業)，除本公司之董事總經理王幸東先生為中國五礦之董事外，其亦為本公司之獨立第三者，與本公司或其任何附屬公司之董事或主要股東或其任何聯繫人概無關連

承董事會命
董事總經理
王幸東

香港，二零零三年五月二十八日

本公司之董事個別地及共同地對本公佈所載之資料之準確性承擔全部責任，並確認經過一切合理查詢及根據其所知，於本公佈所發表之意見乃經過詳細及審慎考慮而達成，及並無遺漏其他事實導致本公